Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Alphabet Inc (GOOGL)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Alphabet Inc (GOOGL)
Vote Yes: Item #8 – Report on Climate Related Water Risks

Annual Meeting: June 1, 2022

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Be it Resolved: Shareholders request that Google1 annually report, at reasonable cost, quantitative water-related metrics by location, including data centers, and for each location, practices implemented to reduce climate-related water risk.

SUMMARY

Data centers are collectively one of the top ten water consuming industries in the United States. Unchecked consumption and human induced climate change have exacerbated water security concerns in many regions in the U.S. and across the globe. Therefore, it is critical that companies with large data centers set and maintain rigorous water management standards.

Google operates in California, Nevada, Arizona, and other regions where water rights are often contentious. Alphabet also operates internationally, in Singapore, Taiwan, and Chile. The World Resources Institute’s water risk mapping tool shows all these regions are predicted to have high to extremely high-water stress by 2030.

Water is essential to Google’s operations. Alphabet therefore faces increasing water related risks including disruption of operations due to water shortages at production facilities or in supply chains. Alphabet also faces political risks due to competition for water resources by local communities and other companies or industries. Producing at a lower capacity or having to halt operations are both possible outcomes of drought and water scarcity, posing material harm to the company and investors alike. Investors seek greater disclosure related to these risks.

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1 Google, a subsidiary of Alphabet, operates and/or hold permits for data centers and other facilities that may have water related risks.

2022 Proxy Memo Alphabet, Inc. | Report on Water Management Risks

DISCUSSION

Alphabet lacks transparency for operations in water stressed regions, exposing investors to risk.

The National Oceanic and Atmospheric Administration (NOAA) has linked human induced climate change to unprecedented periods of drought that are predicted to worsen. Collectively, data centers are among the top-ten water-consuming industries in the U.S., collectively using more than 1.36 trillion gallons of water in 2018 alone.2 This reliance on water resources in a warming climate is becoming increasingly contentious and fraught with risk. Parts of the United States are already suffering from the worst water shortages on record. Data centers are therefore likely to face increasing competition from high value uses such as drinking water, irrigation, and hydropower generation, among others.3

Alphabet is no exception to this growing competition for water resources. Many of Google’s data centers operate in drought prone areas, where our Company’s significant water use generates controversy. As just two examples, in 2017, Google engaged in a two-year battle with local conservation groups in South Carolina where its Berkeley County data center was eventually permitted to use millions of gallons annually from an already overdrawn aquifer.4 In Arizona, where the Arizona Municipal Water Users Association encouraged residents to conserve small amounts of water, Google has been permitted to construct a 750,000 square foot data center using 1 million gallons a day initially, with the potential to use up to 4 million gallons per day.5 The Mesa plant was approved even while Mesa was experiencing its “driest 12 months in 126 years.”6

Rather than provide information on its water use, Google has frequently prohibited local cities from disclosing how much water the company uses,7 often with use of non-disclosure agreements, and even going so far as barring public officials from disclosing the company’s water consumption as a proprietary “trade secret.” In a controversy generated at a Google facility in the Dalles, Oregon, the Wasco County district attorney ruled that Google’s water use is a public record, ordering the city to make the data center’s water use public.8 Media stories about Google’s actions toward community concerns, including its use of legal tactics to deny community information requests, has demonstrated little regard for the concerns of residents, conservation groups, farmers, and public authorities. These disputes over water use have been public and ongoing, causing reputational harm to Google and posing risk to investors.

Information gathered from public sources, including legal disputes with local utilities and conservation groups, has revealed that, in 2019 alone, Google requested, or was granted, 2.3 billion gallons of water for data center use in just three states.9 Given these significant levels of water use in water-constrained areas, shareholders are increasingly concerned about material climate risk to Alphabet. As droughts become more common and longer lasting, competition for water is intensifying. To mitigate this risk, investors seek site-by-site analysis of water risk, use information, and forward looking management practices.

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2 https://iopscience.iop.org/article/10.1088/1748-9326/abfba1/meta

3 https://www.drought.gov/news/new-noaa-report-exceptional-southwest-drought-exacerbated-human-caused-warming#:~:text=Climate%20Change%2DFueled%20Heat%2C%20Record,natural%20and%20human%2Dcaused%20warming.

4 https://www.wqpmag.com/commercial-water/google-receives-permit-pull-549-million-gal-annually-groundwater-aquifer#:~:text=The%20South%20Carolina%20Department%20of,expanding%20plant%20in%20Berkeley%20County; https://www.postandcourier.com/news/google-s-controversial-groundwater-withdrawal-sparks-question-of-who-owns/article_bed9179c-1baa-11e7-983e-03d6b33a01e7.html

5 https://time.com/5814276/google-data-centers-water/

6 https://www.nbcnews.com/tech/internet/drought-stricken-communities-push-back-against-data-centers-n1271344

7 https://www.oregonlive.com/silicon-forest/2021/11/the-dalles-sues-to-keep-googles-water-use-a-secret.html

8 https://www.oregonlive.com/silicon-forest/2021/11/the-dalles-sues-to-keep-googles-water-use-a-secret.html

9 https://time.com/5814276/google-data-centers-water/

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2022 Proxy Memo Alphabet, Inc. | Report on Water Management Risks

CDP provides a comprehensive disclosure system by which investors can assess environmental impact and risk.10 In response to the CDP water questionnaire, Alphabet stated that the subject of water was “not applicable,”11 although it is evident that water is essential to Google’s data centers. Tech industry peers, Microsoft and IBM report to CDP on water use and water risk, including disclosing percent of water withdrawn from areas with water stress.12,13

While Google has already disclosed its company-wide water use, and made water replenishment, water stewardship, and circular water use commitments for specific facilities, shareholders have no meaningful way to put these actions into context without annual water use disclosure by location, and meaningful assessments of future risk and water scarcity planning.

RESPONSE TO ALPHABET’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Alphabet’s opposition statement, the company states it does not believe the report requested by the proposal would be an effective use of company resources, nor that such information would be of value to stockholders. The company currently discloses its company-wide water withdrawals, consumption, and discharge annually. However, Alphabet has not stated why it cannot cost-effectively disclose the same information, broken down by location. Such water use information, along with facility specific water reduction measures, where appropriate, will assist investors in understanding whether Alphabet is planning appropriately or reacting appropriately to growing water constraint and risk.

Alphabet’s Google has issued a water report in which it states a goal to replenish 120% of the average amount of water it consumes across its offices and data centers.14 Since this goal is based on the average water use across all of Google’s sites of operation, there is no way for investors to understand if the water is being replenished in the most water constrained locations in which Google operates.

Each location Alphabet operates in is unique in its water use concerns. Every region has different levels of water strain and scarcity influenced by several factors including region specific drought and rainfall, groundwater levels, and the competing water needs of other companies, industries, and the general populace. Providing location-based water use information for present and proposed Alphabet sites, along with location-based risk analysis and pre-emptive management practices to reduce climate-related water risk at those sites, will help investors accurately assess material risk including the likelihood of operations slowing or ceasing due to climate related water depletion or over-consumption. Disclosing such information may also help reduce the reputational risk that Alphabet faces by hiding its consumption data from local communities.

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10 https://www.cdp.net/en/info/about-us

11 https://www.cdp.net/en/responses/7616?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fper_page%3D20%26queries%255Bname%255D%3Dalphabet%26sort_by%3Dproject_year%26sort_dir%3Ddesc&per_page=20&queries%5Bname%5D=alphabet&sort_by=project_year&sort_dir=desc

12 https://www.cdp.net/en/formatted_responses/responses?campaign_id=74241104&discloser_id=897211&locale=en&organization_name=Microsoft+Corporation&organization_number=11930&program=Water&project_year=2021&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2021%2F9fdr39mp%2F139454&survey_id=73557651

13 https://www.cdp.net/en/formatted_responses/responses?campaign_id=74241104&discloser_id=896043&locale=en&organization_name=International+Business+Machines+%28IBM%29&organization_number=9284&program=Water&project_year=2021&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2021%2F9fdr39mp%2F140244&survey_id=73557651

14 https://www.gstatic.com/gumdrop/sustainability/google-2021-environmental-report.pdf

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2022 Proxy Memo Alphabet, Inc. | Report on Water Management Risks

CONCLUSION

Vote “Yes” on this Shareholder Proposal to report on location specific water use and water management risks.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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